COTERRA ENERGY INC.

Three Memorial City Plaza

840 Gessner Road, Suite 1400

Houston, Texas 77024

November 21, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Coterra Energy Inc.’s Registration Statement on Form S-4 (File No. 333-267541).

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Coterra Energy Inc. hereby requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-267541) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on November 23, 2022, at 4:30 p.m. Eastern time, or as soon thereafter as practicable.

Please contact Clinton W. Rancher or Eileen S. Boyce of Baker Botts L.L.P. at (713) 229-1820 or (713) 229-1343, respectively, if you have any questions regarding this request, and please notify either of them when this request for acceleration has been granted.

[Signature Page Follows]

Very truly yours,

Coterra Energy Inc.

By:	/s/ Scott C. Schroeder
	Name:	Scott C. Schroeder
	Title:	Executive Vice President and Chief Financial Officer

cc:	Clinton W. Rancher, Baker Botts L.L.P.
Eileen S. Boyce, Baker Botts L.L.P.